UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                               (Amendment No. 2)

                   Under the Securities Exchange Act of 1934

                           ERESEARCH TECHNOLOGY, INC.
                               -----------------
                                (Name of Issuer)

                                  Common Stock
                         -----------------------------
                         (Title of Class of Securities)

                                  29481V108
                                  ---------
                                (CUSIP Number)

                               Gregory D. Hitchan
                         Blum Capital Partners, L.P.
                       909 Montgomery Street, Suite 400
                           San Francisco, CA 94133
                                (415) 434-1111
                                --------------
               (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                 April 26, 2005
                                 --------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                   Page 1 of 9







CUSIP NO. 29481V108            SCHEDULE 13D                     Page 2 of 9

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                      BLUM CAPITAL PARTNERS, L.P.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               94-3205364
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                               See Item 3

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           California

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                        7,499,990**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                   7,499,990**

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  7,499,990**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                14.9%**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                           PN, IA

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!








CUSIP NO. 29481V108            SCHEDULE 13D                     Page 3 of 9

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON               RICHARD C. BLUM & ASSOCIATES, INC.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               94-2967812
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                               See Item 3

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           California

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                        7,499,990**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                   7,499,990**

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  7,499,990**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                14.9%**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               CO

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!








CUSIP NO. 29481V108            SCHEDULE 13D                     Page 4 of 9


-----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                    BLUM STRATEGIC GP II, L.L.C.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON              94-3395150
-----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                      (b) [x]
-----------------------------------------------------------------------------
 3.  SEC USE ONLY

-----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                              See Item 3

-----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
-----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                            Delaware

-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                 -0-

   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                       7,499,990**
   BENEFICIALLY
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                            -0-

                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                  7,499,990**

-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,499,990**

-----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       [ ]
-----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               14.9%**

-----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                  OO (Limited Liability Company)

-----------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!







CUSIP NO. 29481V108            SCHEDULE 13D                     Page 5 of 9

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                                  RICHARD C. BLUM

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                               See Item 3

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                               U.S.A.

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                        7,499,990**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                   7,499,990**

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  7,499,990**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                14.9%**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               IN

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!





CUSIP NO. 29481V108            SCHEDULE 13D                     Page 6 of 9

Item 1.  Security and Issuer
----------------------------

This Amendment No. 2 amends the Statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission (the "Commission") on March 24, 2005 by Blum Capital Partners, L.P., a California limited partnership ("Blum L.P."); Richard C. Blum & Associates, Inc., a California corporation ("RCBA Inc."); Blum Strategic GP II, L.L.C., a Delaware limited liability company ("Blum GP II"); and Richard C. Blum, the Chairman and a substantial shareholder of RCBA Inc. and a managing member of Blum GP II (collectively, the "Reporting Persons"). This amendment relates to shares of common stock, $.01 par value (the "Common Stock") of eResearch Technology, Inc., a Delaware corporation (the "Issuer"). The principal executive office and mailing address of the Issuer is 30 South 17th Street, Philadelphia,
Pennsylvania 19103. The following amendments to the Schedule 13D are hereby made. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

Item 4.  Purpose of the Transaction
-----------------------------------

Item 4 of Schedule 13D is hereby amended as follows:

Pursuant to the terms of a letter agreement, dated April 26, 2005
(the "Letter Agreement"), between Blum L.P. and the Issuer, the Issuer consented to the acquisition by Blum L.P. or its affiliates of shares of the Issuer's Common Stock which would result in Blum L.P. becoming an "interested stockholder" within the meaning of Section 203 of the Delaware General Corporation Law ("DGCL"). The purpose of the Letter Agreement was to render the limitations set forth in Section 203(a) of the DGCL inapplicable to Blum L.P. As a condition to such consent, Blum L.P.
agreed not to acquire or seek to acquire 20% or more of the Issuers' outstanding Common Stock without the prior written consent of the Issuers' Board of Directors.

The information set forth in this Item 4 is qualified in its entirety by reference to the Letter Agreement, attached hereto as Exhibit B, and is incorporated by reference herein in its entirety.

Item 5.  Interest in Securities of the Issuer
---------------------------------------------

(a), (b) According to the Issuer's most recent Form 10-Q, there were 50,486,403 shares of Common Stock issued and outstanding as of March 31, 2005. Based on such information, the Reporting Persons report beneficial ownership of the following shares of Common Stock:
(i) 5,471,690 shares of Common Stock held by Blum L.P. and RCBA Inc.
on behalf of the limited partnerships for which Blum L.P. serves as the general partner, or on behalf of an entity for which Blum L.P. serves as investment advisor, which represents 10.9% of the outstanding shares of the Common Stock; (ii) 1,672,900 shares of the Common Stock held by Blum GP II on behalf of the limited partnership for which it serves as the general partner and on behalf





CUSIP NO. 29481V108            SCHEDULE 13D                     Page 7 of 9


of the limited partnership for which it serves as the managing limited partner, which represents 3.3% of the outstanding shares of the Common Stock; and (iii) 177,700 shares of the Common Stock that are legally owned by The Nuclear Decommissioning Trust of Dominion Nuclear
Connecticut, Inc. ("Dominion Connecticut") and 177,700 shares of the
Common Stock that are legally owned by Virginia Electric and Power Company Qualified Nuclear Decommissioning Trust ("Virginia Electric") (collectively, the "Investment Advisory Clients"), with respect to which Blum L.P. has voting and investment power. Each Investment Advisory Client has entered into an investment management agreement with Blum L.P., but neither Investment Advisory Client has any contract, arrangement or understanding with the other Investment Advisory Client, or any other Reporting Person, with respect to the acquisition, ownership, disposition or voting of any shares of the Common Stock. Each Investment Advisory Client disclaims membership in a group with any Reporting Person or with the other
Investment Advisory Client, and each disclaims beneficial ownership of any shares beneficially owned by the Reporting Persons other than for their own account.

Voting and investment power concerning the above shares are held solely by Blum L.P. and Blum GP II. The Reporting Persons therefore may be deemed to be members in a group, in which case the group would be deemed to have beneficial ownership of an aggregate of 7,499,990 shares of the Common Stock, which is 14.9% of the outstanding Common Stock. As the sole general partner of Blum L.P., RCBA Inc. is deemed the beneficial owner of the securities over which Blum L.P. has voting and investment power. As Chairman, director and a substantial shareholder of RCBA Inc., Richard C. Blum might be deemed to be the beneficial owner of the securities beneficially owned by RCBA Inc. Additionally, Mr. Blum may be deemed to be the beneficial owner of the securities over which Blum GP II has voting and investment power.

Although Mr. Blum is joining in this Schedule as a Reporting Person, the filing of this Schedule shall not be construed as an admission that he, or any of the other shareholders, directors or executive officers of RCBA Inc., managing members and members of Blum GP II, is, for any purpose, the beneficial owner of any of the securities that are beneficially owned by RCBA Inc. or Blum GP II.

(c), (d) and (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
-----------------------------------------------------------------------------

Item 6 to Schedule 13D is hereby amended as follows:

As described in Item 4 above, Blum L.P. and the Issuer entered into a Letter Agreement on April 26, 2005, pursuant to which, the Issuer consented to the acquisition by Blum L.P. or its affiliates of shares of the Issuer's Common Stock which would result in Blum L.P. becoming an "interested stockholder" within the meaning of Section 203 of the DGCL. As a condition to such consent, Blum L.P. agreed not to acquire

CUSIP NO. 29481V108            SCHEDULE 13D                    Page 8 of 9


or seek to acquire 20% or more of the Issuers' outstanding Common Stock without the prior written consent of the Issuers' Board of Directors.

The information set forth in this Item 6 is qualified in its entirety by reference to the Letter Agreement, attached hereto as Exhibit B, and is incorporated by reference herein in its entirety.


Item 7.  Material to be Filed as Exhibits
-----------------------------------------
Exhibit A Joint Filing Undertaking.
Exhibit B Letter Agreement.





CUSIP NO. 29481V108            SCHEDULE 13D                    Page 9 of 9

                                  SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  May 6, 2005

RICHARD C. BLUM & ASSOCIATES, INC.    BLUM CAPITAL PARTNERS, L.P.
                                      By: Richard C. Blum & Associates, Inc.
                                          its general partner



By: /s/ Gregory D. Hitchan            By: /s/ Gregory D. Hitchan
    -------------------------------      -----------------------------------
    Gregory D. Hitchan                    Gregory D. Hitchan
    General Counsel and Secretary         General Counsel and Secretary




BLUM STRATEGIC GP II, L.L.C.            RICHARD C. BLUM




By: /s/ Gregory D. Hitchan              By:  /s/ Gregory D. Hitchan
     -------------------------------    ------------------------------------
     Gregory D. Hitchan                 Gregory D. Hitchan, Attorney-in-Fact
     General Counsel









CUSIP NO. 29481V108             SCHEDULE 13D                    Page 1 of 1

                                   Exhibit A
                           JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

Dated:  May 6, 2005

RICHARD C. BLUM & ASSOCIATES, INC.    BLUM CAPITAL PARTNERS, L.P.
                                      By: Richard C. Blum & Associates, Inc.
                                          its general partner



By: /s/ Gregory D. Hitchan            By: /s/ Gregory D. Hitchan
    -------------------------------      -----------------------------------
    Gregory D. Hitchan                    Gregory D. Hitchan
    General Counsel and Secretary         General Counsel and Secretary



BLUM STRATEGIC GP II, L.L.C.          RICHARD C. BLUM



By: /s/ Gregory D. Hitchan            By:  /s/ Gregory D. Hitchan
     -------------------------------  -------------------------------------
     Gregory D. Hitchan               Gregory D. Hitchan, Attorney-in-Fact
     General Counsel






CUSIP NO. 29481V108             SCHEDULE 13D                    Page 1 of 2

                                  Exhibit B
                               LETTER AGREEMENT



April 26, 2005


Blum Capital Partners, L.P.
909 Montgomery Street
San Francisco, CA  94133
Attn:  Mr. John H. Park, Partner

Dear John:


     At the meeting held earlier today following our 2005 Annual Stockholders' meeting, our Board of Directors adopted a resolution approving the transaction by which Blum Capital Partners, L.P. or its affiliates (collectively, "Blum") first acquires shares of our common stock which results in Blum becoming an "interested stockholder" within the meaning of Section 203 of the Delaware General Corporation Law (the "GCL"). The purpose of the Board's adoption of this resolution was to render the limitations set forth in Section 203(a) of the GCL inapplicable to Blum pursuant to Section 203(a)(1) thereof.

     The approval of the Board was conditioned upon Blum agreeing that, without the Board's prior written consent, Blum will not acquire or agree, offer, seek or propose to acquire ownership, including, without limitation, beneficial ownership as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended, or any rights or options to acquire such ownership, whether from third parties or otherwise, of shares of our common stock that would result in Blum owning 20% or more of our outstanding common stock or, if we were to issue shares of any other class or series of capital stock, 20% or more of our total outstanding capital stock, provided, that the restrictions contained in this paragraph shall cease to apply upon the earliest of (a) the date on which we enter into an agreement that, if consummated, would result in a Change of Control; (b) the consummation of a Change of Control; (c) the date on which the Board otherwise approves and recommends that our stockholders accept a transaction that, if consummated, would result in a Change of Control; or (d) such time as Blum owns less than 10% of our outstanding capital stock. For purposes of this letter, the term "Change of Control" shall mean (i) a merger, consolidation or other business combination or transaction to which we are a party if the shares of our voting stock outstanding immediately prior to the effective date of such transaction do not represent (or the shares of voting stock into which they are converted or exchanged pursuant to such transaction do not represent)
50% or more of the voting power of the surviving corporation (or its parent corporation) following such transaction; (ii) an acquisition by any person (other than Blum) of our voting stock representing 30% or more of our voting power following such acquisition; (iii) a sale of all or substantially all of our assets to any person (other than Blum); or (iv) a liquidation or dissolution of us.

CUSIP NO. 29481V108             SCHEDULE 13D                    Page 2 of 2


     As you are aware, at the same meeting, you were elected to fill a vacancy created by the Board's decision to increase the number of directors to nine. Under our bylaws and the GCL, you are included in the class of directors that was elected at this year's annual meeting, and thus your term extends until the 2008 annual meeting. However, in view of the proximity of your election to this year's annual meeting, the Board has determined to submit your election by the Board to the stockholders for their ratification at the 2006 annual meeting. If the stockholders do not ratify your election at next year's meeting, you will resign as a director immediately following that meeting.

     If you and Blum agree to the foregoing conditions, please so indicate by signing where indicated below and returning a fully executed copy of this letter to my attention.

     Thank you for your continued interest in and support of our company.

                                 Sincerely,


                                 /s/ Joseph A. Esposito
                                 Joseph A. Esposito,
                                 President and Chief Executive Officer

Accepted and agreed to this
26th day of April, 2005:

Blum Capital Partners, L.P.


By: /s/ John H. Park
    John H. Park,
    Partner